

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

<u>Via E-mail</u>
Mr. Thomas A. Williams
Executive Vice President and Chief Financial Officer
Harbinger Group Inc.
450 Park Avenue
27th floor
New York, NY 10022

    Re: **Harbinger Group Inc.**
           Form 10-K for the fiscal year ended September 30, 2011
           Filed December 14, 2011
           File No. 001-04219

Dear Mr. Williams:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief